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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                UNIVERSE2U INC.
                                NAME OF ISSUER


                        COMMON STOCK $.00001 PAR VALUE
                         TITLE OF CLASS OF SECURITIES


                                  914019 10 4
                               - - - - - - - -
                                 CUSIP NUMBER

                                   Kim Allen
                            Chief Executive Officer
                                Universe2U Inc.
                           30 West Beaver Creek Road
                                   Suite 109
                       Richmond Hill, ON Canada L4B 3K1
                                (905) 881-3284
           - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                 NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                               January 5, 2001*
           - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


* On January 5, 2001, the Company's Registration Statement on Form 8-A12G became effective with respect to the Company's securities under Section 12(g) of the Securities Exchange Act of 1934, as amended.

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

 Check the following box if a fee is being paid with this statement. [ ]

1.  Name of Reporting Persons               Angelo Boujos
    Tax Identification Number               Not Applicable, Canadian National

                                            Josie Boujos
    Tax Identification Number               Not Applicable, Canadian National

                                            Josie Boujos, in trust
    Tax Identification Number               Not Applicable, Canadian Trust
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2.  Check the Appropriate Box if a Member                       (a) (   )
    of a Group. (See instructions)                              (b) (   )

3.  SEC Use Only

4.  Source of Funds                                                PF

5.  Check if Disclosure of Legal Proceedings
    is Required pursuant to Items 2(d) or 2 (e)                      (   )

6.  Citizenship or Place of Organization                            Canada

                                (7)  Sole Voting Power              12,612,400
Number of Shares Beneficially   (8)  Shared Voting Power            --
Owned by Each Reporting Person  (9)  Sole Dispositive Power         12,612,400
With:                           (10) Shared Dispositive             --
                                     Power

11.      Aggregate Amount Beneficially Owned
         By Each Reporting Person                                   12,612,400

12.      Check if the Aggregate Amount
         in Row 11 Excludes Certain Shares                           (   )

13.      Percent of Class Represented
         by Amount in Row 11                                          34.3%

14.      Type of Reporting Person                                       IN

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.00001 par value (the "Stock"), of Universe2U Inc., a Nevada corporation (the "Company"). The executive offices of Universe2U Inc. are located at 30 West Beaver Creek Road, Suite 109, Richmond Hill, Ontario.

ITEM 2.  IDENTITY AND BACKGROUND.

  This statement is filed by Angelo Boujos, Josie Boujos and Josie Boujos, in trust (collectively "Angelo and Josie Boujos"). The address of Angelo and Josie Boujos is c/o Universe2U Inc., 30 West Beaver Creek Road, Suite 109, Richmond Hill, Ontario.

     Angelo Boujos is the founder and Chairman of the Company. Josie Boujos is the spouse of Angelo Boujos.

  During the last five years, neither of Angelo nor Josie Boujos have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Both Angelo and Josie Boujos are citizens of Canada.
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 24, 2000, the Company declared a 19:1 stock dividend. All disclosures set forth below reflect adjustment for such stock dividend.

     On May 11, 2000, a change of control occurred with respect to the stock ownership of Paxton Mining Corporation, a Nevada corporation ("Paxton"), the predecessor of the Company. The change of control was effected in a third party purchase of stock involving the transfer of substantially all of Paxton's outstanding Common Stock, par value $.00001 per share (the "Paxton Common
Stock") to investors led by First Union Asset Management Ltd.   The change of
control was made in connection with Paxton's subsequent acquisition of Universe2U Inc., an Ontario corporation (the "Ontario Company"). Following the foregoing third party purchase of Paxton Common Stock and as a condition of Paxton's acquisition of the Ontario Company, 250,000 shares of exchangeable securities of a wholly owned special purpose acquisition subsidiary of Paxton were issued to the stockholders of the Ontario Company in exchange for all of the outstanding stock of the Ontario Company. Prior to the acquisition of the Ontario Company, Mr. Boujos had advanced approximately $429,000 to the Ontario Company. Mr. Boujos entered into an agreement dated as of June 9, 2000, to convert all of such amount to 100,000 shares of common stock at a purchase price of $4.29 per share. On May 11, 2000, the Company changed its name from Paxton to Universe2U Inc. After giving effect to the foregoing transactions, as of January 5, 2001, Angelo and Josie Boujos beneficially own 12,612,400 shares of common stock of the Company.

     The aggregate beneficially owned stock ownership in the Company of Angelo and Josie Boujos include the following: 4,600,000 shares of common stock held of record by Mr. Boujos and 2,500,000 shares of common stock issuable upon exercise of securities exchangeable for shares of common stock of the company which were issued by the Ontario Subsidiary of the Company; 3,950,000 shares of common stock held by Josie Boujos and 750,000 shares of common stock issuable upon exchange of securities exchangeable for shares of common stock of the Company which were issued to Josie Boujos by the Ontario Subsidiary of the Company; 312,400 shares of common stock held in a trust for the benefit of Josie Boujos over which Mr. Boujos has voting control, and 500,000 shares of common stock issuable upon exchange of securities exchangeable for shares of common stock of the Company which were issued by the Ontario Subsidiary of the Company held in a trust for the benefit of Josie Boujos over which Mr. Boujos has voting control. All of the securities beneficially owned by Angelo and Josie Boujos were paid for with personal funds.

ITEM 4.  PURPOSES OF TRANSACTION.

    The acquisition of stock reported herein was made on the dates referenced above to obtain a controlling equity interest in the Company. Angelo and Josie Boujos intend from time to time, depending upon market conditions, the state of affairs of the Company and of the business in which it is engaged and other factors, to acquire additional shares of stock subject to applicable laws, and Angelo and Josie Boujos may determine to sell all or a portion of the shares of stock that they now own or hereafter may acquire. Angelo and Josie Boujos intend to continue to consider their equity interest in the Company and reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

    Except as set forth above, neither Angelo nor Josie Boujos have any present plans or proposals which would result in or relate to any of the
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transactions described in subparagraphs (a) through (j) of Item 4 of Schedule
13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) At the close of business on January 5, 2001, Angelo and Josie Boujos beneficially owned 12,612,400 shares of Stock, or approximately 34.3% of the 36,758,500 outstanding shares of Company common stock.

      (b) Angelo and Josie Boujos have sole voting and dispositive power with respect to 12,612,400 of the shares of Stock disclosed in Item 5(a) above.

      (c) Angelo and Josie Boujos have not sold any shares of the Company during the past sixty days.

      (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Angelo and Josie Boujos and any other person with respect to any securities of the issuer.

      There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.


                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   January 9, 2001


                                   /s/ Angelo Boujos
                                   ------------------------------
                                   ANGELO BOUJOS


                                   /s/ Josie Boujos
                                   ------------------------------
                                   JOSIE BOUJOS



                                   JOSIE BOUJOS, IN TRUST


                                       /s/ Angelo Boujos
                                   By: --------------------------
                                       Name:  Angelo Boujos
                                       Title: Trustee